



Dan Frerich

Environmental Scientist

Hawaiian Islands

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AECOM

Oregon State University

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Construction Quality Assurance: Provided construction quality assurance to various construction projects including; landfill cell construction, stability berms, slope stabilization, storm water piping/diversion, and environmental remedial actions. Project Management: Prepared proposals/cost...

Dan Frerich Project Experience.pdf

Dan Frerich Resume.pdf

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Experience

AECOM

Environmental Consultant

AECOM

Dec 2007 – Present · 10 yrs 11 mos

Honolulu

Tec Inc. Engineering & Design

Environmental Consultant

Tec Inc. Engineering & Design

Apr 2007 – Dec 2007 · 9 mos

Honolulu

Raytheon Polar Services

Environmental Remediation Technician

Raytheon Polar Services

Oct 2005 – Feb 2007 · 1 yr 5 mos

McMurdo Station, Antarctica

Earth Tech, Inc.

Environmental Scientist

Earth Tech, Inc.

Feb 2001 – Sep 2005 · 4 yrs 8 mos

Honolulu

Education

Oregon State University

Oregon State University

BS Environmental Science , Environmental Science

1995 – 2000

Skills & Endorsements

Construction Management · 1

Justin Lottig has given an endorsement for this skill

Environmental Science · 1

Justin Lottig has given an endorsement for this skill

Project Planning · 1

Justin Lottig has given an endorsement for this skill

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